Exhibit 99.5

Our Ref: UK30724 AMT Coal - SRK Consent- Jun 2021.docx                      8 June 2021

Dear Sirs/Mesdames

RE: United States Securities and Exchange Commission reporting of Mineral Reserves

I hereby consent to:

a.SRK Consulting (UK) Limited being named in this report on Form 6-K (the “6-K”) of ArcelorMittal, which, as explained in the 6-K, the Company is filing to reflect the retrospective application of certain changes in its segment information for all periods presented in the Company’s annual report on Form 20-F for the year ended December 31, 2020, as having conducted the review of the life of mine plan being used as a basis for the 2019 and 2020 coal mineral reserve estimates for the Karaganda — Kazakhstan coal operations (ArcelorMittal Temirtau coal operations) in Kazakhstan, and

b.the incorporation by reference of the 6-K into Registration Statements Nos. 333-147382, 333-153576, 333-162697 and 333-170117 on Form S-8 and Registration Statement No. 333-256031 on Form F-3.

/s/Sabine Anderson

Sabine Anderson
Principle Consultant (Due Diligence)

For and on behalf of SRK Consulting (UK) Limited